January 23, 2017

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:        Lisa M. Kohl, Legal Branch Chief

     Katherine Bagley, Staff Attorney

     Division of Corporate Finance

Re:            EliteSoft Global Inc.

      Amendment No. 5 to Registration Statement on Form S-1

      Filed January 11, 2017

      File No. 333-213189

Ladies and Gentlemen:

On behalf of EliteSoft Global, Inc., a Delaware corporation (“Company”), we hereby request, pursuant to Rule 461 of the Securities Act of 1933 as amended (“Securities Act”), acceleration of the effective date of its Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-213189), as initially filed with the Securities and Exchange Commission (“Commission”) on August 18, 2016 (“Registration Statement”) so that it may become effective at 4:30 P.M. Eastern Standard Time on January 25, 2017, or as soon as practicable thereafter.

The Registrant hereby authorizes Anthony R. Paesano and Devin W. Bone of Paesano Akkashian Apkarian, P.C., to orally modify or withdraw this request for acceleration. The Registrant hereby acknowledges that:

(i)	Should the Securities and Exchange Commission (the “Commission”) of the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	The Registrant may not assert comments of the Commission of the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Paesano or Mr. Bone at (248) 792-6886. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Mr. Paesano at the email identified below or by facsimile at (248) 792-6885. Thank you for your continued assistance.

Very truly yours,

ELITESOFT GLOBAL, INC.

/s/Eugene Wong

Eugene Wong

cc: Anthony R. Paesano

Paesano Akkashian Apkarian, PC

7457 Franklin Road, Suite 200

Bloomfield Hills, MI 48301

O: (248) 792-6886

F: (248) 792-6885

apaesano@paalawfirm.com

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